SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB/A-2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT


                                  NovaMed, Inc.
                 (Name of Small Business Issuer in Its Charter)




           Nevada                                            77-0443643
       -------------                                        ------------
 (State or Other Jurisdiction of                         (I.R.S. Employer
  Incorporation or Organization)                         Identification No.)




                 623 Hoover Street, Minneapolis, Minnesota 55413
                -------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)




                                  612-378-1437
                         ----------------------------
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Exchange Act:        None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered:        Common Stock ($0.001 Par Value)


 Name of Each Exchange on Which Each Class is to be Registered:              N/A

This form is being filed with the Securities and Exchange Commission in order to become a reporting company under the Exchange Act of 1934 and to maintain the Company's quotation on the OTC Bulletin Board in compliance with National Association of Securities Dealers, Inc. (NASD(R)) Rules 6530 and 6540 to limit quotations on the OTC Bulletin Board(R) (OTCBB) to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators.



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                                TABLE OF CONTENTS

                                                                      Page No.
                                     PART I


Item 1.       Description of Business .........................................1

Item 2.       Management's Discussion and Analysis or Plan of Operation ......16

Item 3.       Description of Property ........................................21

Item 4.       Security Ownership of Certain Beneficial Owners and Management .23

Item 5.       Directors, Executive Officers, Promoters and Control Persons ...23

Item 6.       Executive Compensation .........................................25

Item 7.       Certain Relationships and Related Transactions .................25

Item 8.       Description of Securities ......................................26


                                     PART II

Item 1.       Market for Common Equity and Related Stockholder Matters .......27

Item 2.       Legal Proceeding ...............................................28

Item 3.       Changes in and Disagreements with Accountants ..................28

Item 4.       Recent Sales of Unregistered Securities ........................28

Item 5.       Indemnification of Directors and Officers ......................30


                                    PART F/S

Consolidated Financial Statements - December 31, 1998 and 1997........F-1 - F-14

                                    PART III

Item 1.       Index to Exhibits ..............................................34

Item 2.       Description of Exhibits ........................................36

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS

A.   CORPORATE ORGANIZATION

         As used herein the term Company refers to NovaMed, Inc., its subsidiaries and predecessors, unless the context indicates otherwise. NovaMed, Inc. was incorporated in Nevada on November 26, 1996, as Conceptual Technologies, Inc. The Company was initially incorporated for the purpose of evaluating the merits of acquiring a company named Monojet, Inc. or the technology of Monojet, Inc. whose business was the development and prospective manufacture of a motorized surfboard. On April 9, 1998, the Company changed its name to reflect the acquisition of the operating subsidiaries of NovaMed Medical Products Incorporated (NMMP), and the resultant operational focus to the development, manufacture, and sale of mammary prosthesis devices.

         The Company acquired the operating subsidiaries of NMMP, pursuant to a Stock Purchase and Sale agreement dated February 25, 1998. NMMP was formed as a Nevada corporation in October of 1994 with the intent of producing a breast implant that would provide a safe and credible alternative to silicone gel filled implants. All of the outstanding shares of the three NMMP subsidiaries, NovaMed Medical Products Manufacturing Inc., NovaMedical Products GmbH and NovaMed Medical Supplies Corporation

were purchased for 6,301,558 shares of the Company's common stock.

B.   DESCRIPTION OF BUSINESS

         The Company is a medical device holding company that develops, manufactures, and markets hydrogel and saline filled breast implant products that are used in primary augmentations, revisions, or reconstructive procedures. Primary breast augmentation is the process by which breast implants are used to enhance the size or shape of a woman's breast for aesthetic reasons. Breast implant surgery is usually performed in an outpatient operating room, either in a surgeon's office or at a hospital. If the surgery is for augmentation purposes, the surgery is typically performed on an outpatient basis and general anesthesia is most commonly used. Augmentation surgery usually lasts one to two hours during which the surgeon makes an incision and creates a pocket for the implant. The implant is placed in the pocket and the incision is closed with stitches and tape. Reconstructive surgery typically occurs at a hospital and can often require more than one operation over several months.

         The Company currently derives all of its sales revenue from the sale of mammary prosthesis products. The Company expects that sales of such products will continue to represent a substantial portion of its sales revenue unless and until the Company develops and markets additional products.

         On January 9, 1999, the Company submitted its IDE application to obtain clearance from the Food and Drug Administration ("FDA") for the NOVAGOLD(TM) product. On April 22, 1999, the Company submitted a 510k application to obtain clearance from the FDA for the NOVASALINE(TM) inflatable product. On June 8, 1999, the Company submitted a 510k application to obtain clearance for the NOVASALINE(TM) pre-filled product. The Company anticipates the start of clinicals required under the NOVAGOLD(TM) IDE

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application  before the end of 1999.  The Company has  obtained  FDA  scientific clearance of the NOVASALINE(TM) products and is cleared to market subject to an audit of the Company's Minneapolis, Minnesota facility. However, the FDA announced on August 19, 1999 (21 CFR Part 878) that all saline filled implants sold in the United States must evidence the collection of sufficient clinical information through the submission to the FDA of a Pre-Market Approval (PMA) document by November 17, 1999 in order to continue distribution of saline filled implants. The Company is yet to place either the pre-filled or inflatable NOVASALINE(TM) implants into production for distribution in the United States and as a result does not have the requisite clinical information that would satisfy the FDA's call for a PMA. Therefore, the Company must also submit a PMA for its saline products prior to sale in the United States.

         The Company intends to file an IDE for the pre-filled NOVASALINE(TM) product. FDA approval of the IDE application will cause the Company to conduct a clinical trial for the pre-filled NOVASALINE(TM) product. The clinical trial would enroll five hundred patients and be conducted for at least eighteen months prior to the submission of a PMA. Upon the FDA's acceptance of the clinical data contained in the PMA, the pre-filled NOVASALINE(TM) would be cleared for market in the United States. Based upon this time line, the Company could expect the pre-filled NOVASALINE(TM) to be available for sale in the United States by 2002. The Company has no intention of filing an IDE for the inflatable NOVASALINE(TM) as the time and expense incurred in bringing such a product to market cannot be presently justified in view of the fact that several competitive saline inflatable products are now available in the U.S. market place. The Company decision not to proceed at this time with the inflatable NOVASALINE(TM) product is subject to ongoing regulatory and competitive marketing developments.

         The Company has also begun efforts to increase its manufacturing capabilities, based in part upon an expectation of increased sales as a direct and indirect result of its new relationship with Inamed Corp. which has caused the Company to seek government guaranteed loans and grants in the amount of approximately twelve million seven hundred thousand dollars ($12,700,000). Two million, five hundred thousand dollars ($2,500,000) of that amount to be offered as a non repayable grant. The loan program offered by the German state government of North Rhine Westphalia is designed to attract businesses that utilize new technologies. The Company's application has been accepted subject to the review of the government's auditors. Final approval is expected by December 1999. For more information on this facility, see "Item 3. Description of Property."

INAMED CORPORATION STRATEGIC ALLIANCE AGREEMENT

         A component to the success of the Company will be the realization of the terms of a Strategic Alliance Agreement entered into on March 25, 1999 with Inamed Corporation (the "Agreement"), the world's number one seller of breast implants. The Agreement grants to Inamed the exclusive right to sell the Company's pre- filled NOVAGOLD(TM) and NOVASALINE(TM) breast implants world wide, subject to defined criteria, in exchange for Inamed's obligation to purchase a minimum number of the Company's products over the term of the Agreement and the satisfaction of certain milestone payments which include Inamed's funding of the Company's FDA clinical inquiry. The term of the Agreement is defined as the later of March 25, 2014 or the expiration date of the last significant patent for the Company's products.

         SALES OUTSIDE THE UNITED STATES. The Agreement provides for certain quantities of the Company's products to be sold in specific territories broadly divided into U.S. and Non-U.S. with the specific exclusion of Germany. Outside of the United States, Inamed is required to purchase minimum quantities of the pre-filled NOVAGOLD(TM) and NOVASALINE(TM) products as follows: Year One 12,000 units, Year Two 24,000 units,

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Year Three 24,000 units.  Minimum  quantities  for all years  remaining over the term of the Agreement will be based upon a rolling average of the prior two year's sales, but in no event less than 24,000 units per year after Year Three. Year One is determined to be a sixteen month period for the purposes of the Agreement, commencing on the delivery date of Inamed's first purchase order. The Company is yet to make a delivery of products pursuant to the Agreement.

         The initial pricing under the Agreement for the NOVAGOLD(TM) and NOVASALINE(TM) products will be $300 and $200 respectively, per unit. Beginning in the year 2000, the Company and Inamed will review the prices per unit on an annual basis with discretion to make price adjustments based upon manufacturing costs, end-user pricing, volume purchases and the competitive environment in the marketplace. The overall price structure is predicated upon a cost plus basis, which is designed to ensure that Inamed, receives at least a 50% gross margin from sales. Therefore, the price per unit subsequent to the year 2000 could vary, however, the Company does not anticipate any substantial pricing variation.

         Inamed will be required to purchase an aggregate of 342,000 units over the term of the Agreement outside of the United States in order to maintain sales exclusivity. The Agreement does not distinguish between the number of NOVAGOLD(TM) and NOVASALINE(TM) products to be purchased by Inamed, therefore, the Company can reasonably expect a minimum aggregate gross sales revenue of $68,400,000, utilizing the lower NOVASALINE(TM) $200 per unit sales price, over the term of the Agreement. Should Inamed fail to meet the minimum purchase requirements in any given year, the Agreement permits Inamed to maintain exclusivity by paying a deficiency payment of $67.50 per unit for the number of units not purchased pursuant to minimum requirements. The Company has the option to decline deficiency payments and terminate Inamed's right to exclusivity if the minimum purchase requirement for the sales outside of the United States falls 25% below agreed volumes for the first two years of operation or below 20% of agreed volumes for any year after the second year.

         SALES WITHIN GERMANY AND TO CURRENT DISTRIBUTORS. The Agreement specifically exempts Germany from the Non-US sales territory in the near future. The Company and Inamed have agreed to discuss the option of transitioning the Company's sales business in Germany to Inamed's German sales subsidiary on a mutually agreeable basis. The Agreement also permits the Company to continue its current distribution relationships with third party sales representatives in the Non-US territory in order to avoid any negative legal consequences of terminating these relationships. The Company is to use its best efforts in concluding these relationships by December 31, 2000.

         SALES WITHIN THE UNITED STATES. The Company's products are not currently available for sale in the United States. Subject to obtaining FDA clearance to market the Company's products in the United States, the Company and Inamed have agreed to form a joint venture for the exclusive manufacture and sale of the NOVAGOLD(TM) product. Should FDA clearance be obtained, the Agreement obligates Inamed to purchase through the joint venture a minimum number of NOVAGOLD(TM) product as follows: Year One 12,000 units, Year Two 18,000 units, Year Three 24,000 units. Minimum quantities for all years remaining over the term of the Agreement will be based upon a rolling average of the prior two year's sales, but in no event less than 24,000 units per year after Year Three. Further, should the FDA not approve silicone gel for use in cosmetic augmentation, then Inamed's minimum purchase requirement for sales in the United States will double starting in the second year subsequent to FDA clearance of the NOVAGOLD(TM) product.

         The Agreement does not fix the price to be paid by the joint venture to the Company for the NOVAGOLD(TM) product. Certainty as to future decisions of the FDA related to whether clearance to sell the

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NOVAGOLD(TM)  product  in the United  States  will ever be  granted,  or whether silicone gel filled implants will ever be permitted for use in cosmetic surgery, cannot be determined at this time. Therefore, the Company cannot provide a minimum aggregate sales revenue figure for sales of the NOVAGOLD(TM) implant in the United States. However, the Company can reasonably expect, if FDA clearance to market is obtained, that the price paid by the joint venture for minimum obligations agreed upon with Inamed will be at least equal to that price per unit agreed for the sale of NOVAGOLD(TM) outside of the United States. Therefore, provided FDA approval is received, the Company expects that the minimum number of units purchased by Inamed for use within the United States would be 342,000, which would generate income of $102,600,000. However, the Company cannot guarantee that FDA approval will be obtained and therefore cannot guarantee the purchase of any units inside the United States by Inamed. If the Company should not receive FDA approval the minimum number of units required to be purchased by Inamed would be zero. Should FDA clearance to market be obtained for the NOVAGOLD(TM) product and Inamed fails to meet the minimum purchase requirements in any given year, the Agreement permits Inamed to maintain exclusivity by paying a deficiency payment of $67.50 per unit for the number of units not purchased pursuant to minimum requirements. The Company has the option to decline deficiency payments and terminate Inamed's right to exclusivity if the minimum purchase requirement for the sales within the United States falls 25% below agreed volumes for the first two years of operation or below 20% of agreed volumes for any year after the second year.

         INAMED'S AGREEMENT TO FUND THE NOVAGOLD(TM) FDA CLEARANCE AND MILESTONE PAYMENTS. The Agreement obligates Inamed to fund the FDA clearance for the NOVAGOLD(TM) product in a process valued at two million dollars ($2,000,000) and to make certain milestone payments to the Company totaling eight million dollars ($8,000,000). The milestone payments commence upon the FDA's approval of the Investigative Device Exemption ("IDE") for NovaGold in the United States. Inamed will pay two million ($2,000,000) within 30 days after such approval and an additional two million ($2,000,000) within 30 days after the clinical trials are fully enrolled. Within 30 days after the FDA approves the Pre-Market Approval Application ("PMA") for NOVAGOLD(TM), Inamed will pay an additional two million ($2,000,000) dollars. Inamed will make a final payment of two million dollars ($2,000,000) upon the FDA's decision to clear the NOVAGOLD(TM) for market.

C.   DESCRIPTION OF THE COMPANY'S PRODUCTS

         The Company manufactures and markets two different pre-filled single lumen mammary prostheses (breast implants), the NOVAGOLD(TM) and the
NOVASALINE(TM) . These products are designed to address the safety concerns associated with silicone gel-filled implants, as voiced by the FDA's decision in April of 1992 which mandated that silicone gel implants would thereafter only be available under controlled clinical studies. Both products are used for routine cosmetic breast augmentation and for breast reconstruction following either subcutaneous or modified radical mastectomy. The Company's flagship product is the NOVAGOLD(TM) breast implant, which utilizes a unique water based filling material that is designed to be biocompatible and therefore safe for human use. The Company has further developed an inflatable NOVASALINE(TM) breast implant product.

         The Company produces its own products through wholly owned subsidiaries located in Minneapolis, Minnesota and Monheim, Germany. Products are manufactured pursuant to Company owned patents or patents for which the Company is the exclusive licensee.

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         The Company owns the following U.S. Patents:
                  o        #5,067,965 alternative fill material patent
                  o        #5,662,708 alternative fill material patent
                  o        #4,955,909 textured shell surface patent
                  o        #5,630,844 water vapor barrier shell patent

         The Company has the following Patents pending:
                  o        08/924,457 alternative fill material submission
                  o        08/858,098 biocompatible catheter
                  o        09/318,036 saline implant with single valve

         The Company has the following European Patents pending:
                  o        96 926 926.5 alternative fill material submission

         The products are comprised of two major component parts, the outer shell and the inner filling material. Shell production is accomplished in Minneapolis, Minnesota by NovaMed MN. Component parts are then shipped to Monheim, Germany for final manufacturing and distribution by NovaMed GDR. The Company also intends to complete, subject to requisite regulatory and manufacturing approvals, the production process for the pre-filled NOVASALINE(TM) breast implant from the NovaMed MN facility in Minneapolis.

D.   DESCRIPTION OF TECHNOLOGY

         The Company has researched and developed a range of breast prostheses based upon patented technology. Confirmation of that technology has been through the evaluation of results stemming from research protocols conducted by the Company or contracted by the Company to third party research groups.

         The safety and biocompatibility of the fill material used in the NOVAGOLD(TM) breast implant was proven by the Company after subjecting the finished product to a battery of biocompatibility testing in accordance with guidelines in Europe and the United States. The toxicochemistry of the filling material was evaluated by implanting gel samples in 15 test rabbits for a 28 day period. The results of these tests indicated that the NOVAGOLD(TM) gel fill material was non-irritant, non-toxic and biocompatible and therefore suitable for use in medical devices. The Company's finished products have been subjected to rigid and strenuous mechanical testing. The most frequently encountered mechanical load on breast implants is fatigue, the result of oscillations from ordinary movement, such as walking or jogging. Like other materials, the shell of breast prostheses are subject to a finite fatigue lifetime when repeatedly stressed or strained. The Company used an outside laboratory to perform fatigue testing on 35 samples of the Company's shell at a frequency of 1Hz (one cycle per second), which equates to the frequency of movement experienced under normal conditions in the body. The results of that test indicated the long term performance of the product to be 5 to 10 years in accordance with accepted industry.

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         The best indication of the efficacy of the Company's  products has come
from  patient   feedback.   Over  four  years  of  commercial   experience  with
NOVAGOLD(TM) around the world, involving the sale of approximately 10,000 implants, patients have identified a complication rate of 1.37%. Complaints reported included capsular contracture, seromas and hemotomas. Although any complications are serious matters, the complaint rate related to Company products is minimal and not uncommon for any particular medical device. Otherwise, patients that have the NOVAGOLD(TM) implants are generally pleased with their results.

         Despite these affirmations of the Company's technology, there is no guarantee that the Company will obtain the necessary regulatory clearance to sell its products in the United States.

         Both the NOVAGOLD(TM) and the pre-filled NOVASALINE(TM) prostheses consist of a single silicone elastomer (rubber) shell filled with either a water based gel like material or with sterile saline (salt water). Both may be offered as either a smooth or textured implant, depending on customer demand. Currently, the products are offered only as textured implants, meaning that the surface of the implant's shell is patterned through a patented process (US Patents # 4,955,909 and # 5,630,844). This textured pattern provides a surface which has been shown to help reduce the incidence of capsular contracture, best described as a hardening of the breast as scar tissue forms around the implant. The textured surface provides a multi planar surface for the scar tissue to form around, thus reducing the strength of the scar tissue. However, the Company does intend to offer smooth NOVAGOLD(TM) and NOVASALINE(TM) implants as part of an expansion of its present product range.

         Pre-filled products consist of a single silicone elastomer (rubber) shell that is patched and filled by the Company with either a water based gel like material (NOVAGOLD(TM)) or with sterile saline, salt water, (NOVASALINE(TM) pre-filled). The pre-filled products are then sealed and delivered to the physicians ready for use in the augmentation or reconstructive surgery. Inflatable products also consist of a silicone elastomer (rubber) shell that incorporates a unique one-piece, self sealing filling valve / filling patch assemble. Physicians use the shell's valve assembly to fill the implant with saline during the actual surgery, enabling the physician to make volume adjustments to the implants once they are placed in the body.

1.   NOVAGOLD(TM)

         The NOVAGOLD(TM) product is a patented single lumen alternative filling material breast implant (US Patents # 5,067,965 and # 5,662,708) , developed in response to demand for a replacement to silicone-gel filled implants. The filling material is a hydrogel, meaning that is it is a water based gel material. The current filling material consists of a low molecular weight polyvinylpyrollidone (PVP, K-17), a rheological control agent, and water. PVP is a biocompatible polymer which has been used in medical products for decades. PVP has been used as a plasma expander, as a carrier for pharmaceuticals, and topically in cosmetics. The rheological control agent is a substance generally recognized as safe (GRAS) which was added to enhance the feel and thickness of the gel filling material so that the device would feel more like natural breast tissue when implanted. Despite the negative health connotations of silicone gel, the viscosity achieved with silicone is considered the standard by which all other fill materials are judged. The viscosity of the PVP filling material gives the NOVAGOLD(TM) breast implant the feel of silicone gel-filled implants, enabling it to compete successfully where silicone gel breast implants are still available for use in routine cosmetic augmentations. Like silicone gel, PVP-hydrogel filling material acts as a lubricant to the outer silicone shell, potentially decreasing the effect of biomechanical stresses on the shell over time. These stresses can lead to early degradation of the shell, and early rupture or leakage of the implant.

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         The PVP-hydrogel  filling material has additional  advantageous  design characteristics:

A.   WATER BASED

         NOVAGOLD(TM)'s filling material is water based and therefore is expected to be excreted from the body in the event of a rupture or leakage of the implant. While silicone gel appears to be inert, silicone gel is not excretable from the body and has been shown to migrate throughout the body after a rupture. Further, it is difficult to remove silicone gel from the body in the event that a ruptured device should need to be removed.

B.   RADIOLUCENT

         Another advantage that the PVP-hydrogel filling material has over silicone gel is that the NOVAGOLD(TM)'s filling material appears to be more radiolucent to X-rays than silicone or saline fill materials. NOVAGOLD(TM)'s PVP-hydrogel allows transmission of X-rays during routine mammography, something that silicone gel does not do easily. More X-rays or a high dose of X-ray is required during mammography of a woman with silicone gel filled implants. Thus NOVAGOLD(TM)'s increased radiolucency may allow easier or earlier detection of breast tumors in women that have implanted the NOVAGOLD(TM) versus silicone gel implants.

C.   OSMOTICALLY  BALANCED

         The PVP-hydrogel filling material has been demonstrated to be osmotically balanced within the body unless a rupture or leak occurs in the implant. The Company conducted a study utilizing 20 sterilized implants and subjected the implants to degrees of temperature over time effected to simulate the condition of the implant within the body. Test results confirmed that the implant did not take up additional volume from the body over time. The Company's study and an absence of customer complaints related to volume uptake caused by osmotic imbalance within the body indicates that osmotic balance has been achieved.

2.  PRE-FILLED NOVASALINE(TM)

         The pre-filled NOVASALINE(TM) breast implant was developed as a product to be marketed in countries where a demand for breast implants existed, but where no implants other than those filled with saline are permitted for primary cosmetic augmentations. The primary market for the pre-filled NOVASALINE(TM) implants is France. The United States is a potential primary market for the products, pending FDA approval , the pre-filled NOVASALINE(TM) implants are not presently available for sale in the United States.

          One benefit of the pre-filled NOVASALINE(TM) implant is that it is saline filled. In the event of rupture, only salt water is released into the body. Another advantage of the pre-filled NOVASALINE(TM) is that the physician cannot introduce substances into the device during surgery. Physicians have independently added steroids and other antibiotics into inflatable prostheses in the past. The device is sold pre-filled, sealed, and sterilized, thereby lowering the risk of microbial contamination during surgery.

3.     INFLATABLE NOVASALINE(TM)

         The inflatable NOVASALINE(TM) breast implant was also developed to be marketed in countries where a demand for breast implants existed, but where no implants other than those filled with saline are permitted for primary cosmetic augmentations. The potential primary markets for the inflatable NOVASALINE(TM) implants are the United States and France. The inflatable NOVASALINE(TM) implants are not presently available for sale in any market.

         The inflatable NOVASALINE(TM) implant offers advantages best understood by the physician in connection with the actual surgery. Since the implant is inflatable, the incision required to perform the procedure is less intrusive. Physicians are also able to fill individual implants to insure that an equal balance is realized for each breast, as many patients approach physicians with complaints related to disproportionate breast sizes. The inflatable NOVASALINE(TM) is subject to FDA regulatory clearance and is yet to be marketed in the United States or elsewhere.

E.   MARKETING

         The Company believes that it can substantially increase its share of the worldwide market for the sale of breast implants within five years. This goal is predicated upon receiving FDA clearance of the Company's products in addition to implementation of the Strategic Alliance Agreement with Inamed Corporation. FDA acceptance would enable the Company to sell products in the North American market, and the agreement with Inamed will ensure effective distribution.

         The Company had anticipated being able to sell the inflatable NOVASALINE(TM) and pre-filled implants into the United States by the end of 1999. However, the FDA announced on August 19, 1999 (21 CFR Part 878) that all saline filled implants sold in the United States must evidence the collection of sufficient clinical information through the submission to the FDA of a
Pre-Market Approval (PMA) document by November 17, 1999 in order to continue distribution of saline filled implants. The Company is yet to place either the pre-filled or inflatable NOVASALINE(TM) implants into production for distribution in the United States and as a result does not have the requisite clinical information that would satisfy the FDA's call for a PMA. Therefore, the Company does not expect to be able to market in the United States either the pre-filled NOVASALINE(TM) product nor the inflatable NOVASALINE(TM) product prior to 2002. The Company intends to file an IDE for the pre-filled NOVASALINE(TM) product . which will require at least eighteen months of clinical study and submission to the FDA prior to receiving clearance to market this product in the United States. The Company has no present intention of conducting a clinical trial for the inflatable NOVASALINE(TM) though this decision is subject to ongoing regulatory and competitive marketing developments. Further, the Company must pass a FDA audit of the Minneapolis, Minnesota facility prior to manufacturing products for sale in the United States. The Company reasonably expects to pass an FDA audit prior to obtaining clearance for marketing its products in the United States.

         The Company's  immediate  marketing  strategy is to focus on increasing
NOVAGOLD(TM)'s market share in countries where it is currently approved, registered directly, or working with its distribution partner Inamed. The Company plans an increased advertising campaign through direct product mailings to doctors and distributors in countries where the product is approved. The Company also plans to advertise through the use of press conferences, television programs, newspaper articles, advertising in major consumer and medical journals, and an upgraded Internet site. The Company regularly attends major scientific meetings and trade show exhibitions throughout the world. The Company's clinical study investigators have presented their clinical findings at the annual meeting for Plastic Surgery in Venice, Italy in 1997, the Annual Meeting of Plastic Surgery in Istanbul, Turkey in 1998, the EQUAM Conference in Regensburg, Germany in 1998, and the Annual Meeting of Plastic Surgery in Bochum, Germany in 1998. The Company anticipates that the results of these studies will be published in major plastic surgery and gynecology journals worldwide.

F.   REGULATORY OVERVIEW

1.   INTRODUCTION

         The two major global regulatory pathways for medical products are the United States Food and Drug Administration (FDA) regulatory pathway and the European/EEA type regulatory pathway, which is based on the ISO system of quality standards. Both systems are based on an assessment of the risk versus the benefit of a medical product. The trend is towards harmonization, in international regulatory pathways, though the FDA does not consider the European regulatory pathway to be as stringent a system as the FDA system. Most countries accept either FDA clearance or a CE mark as sufficient evidence that the manufacturer provides a quality product which conforms to international quality standards appropriate to the particular product.

2.  U.S. FDA APPROVAL

         Although most recent scientific studies do not support the FDA's 1992 ban on silicone breast implants, breast implants in general are still under extreme scrutiny by the FDA, the media, and the public. FDA scrutiny developed from the philosophy that the safety and efficacy of a product is related to its final use. The FDA allows devices which save, support, or prolong life, to be marketed if the calculated benefit to the patient outweighs the risk to the patient. For cosmetic devices, the FDA has stated that "no risk" is acceptable, and appears to consider breast implants as strictly cosmetic devices. In the past, breast implants did not require Pre-Market Approval (PMA) but rather could make a 510k application which allows manufacturers to claim substantial equivalency to products which were established in the US marketplace before 1976. Unfortunately, that route is now not available for alternative fill breast implant products.

         While the Company obtained a CE Mark (the European equivalent of FDA approval in the United States) on its breast implant products in 1996 allowing the manufacturing, marketing and sale of its products in the European Union, the Company has not yet obtained FDA approval for marketing and selling its breast implant products in the United States. The Company has three products which it has submitted to the FDA: (1) the NOVAGOLD(TM) pre filled mammary prosthesis;
(2) the NOVASALINE(TM) saline inflatable mammary prosthesis, and; (3) the NOVASALINE(TM) saline pre filled mammary prosthesis.

         The following table sets forth the project FDA approval schedule for the Company's products:

                               UNITED STATES REGULATORY STATUS OF NOVAMED, INC. PRODUCTS

510(K) or IDE            Title                   FDA Received            FDA Response             Projected FDA
Number                                                                                            Approval year.
-----------------------  ----------------------- ----------------------- -----------------------  ----------------------

K990402                  NOVASALINE(TM)          23 April 1999           3 June 1999 for          2002
                         Inflatable Breast                               technical review.
                                                                         Require
                                                                         GMP
                                                                         inspection
                                                                         to  get
                                                                         SE
                                                                         letter.

K991930                  NOVASALINE(TM)          8 June 1999             2 Sept. 1999 for         2002
                         Pre-Filled Breast                               technical review.
                         Prostheses                                      Require GMP
                                                                         inspection to get
                                                                         SE letter.

IDE G990008              NOVAGOLD(TM)            12 January 1999         IDE - 11 Feb.            2004
                         Silicone Alternate                              1999 letter from
                         Gel Filled Breast                               FDA - to be
                         Prostheses                                      submitted October
                                                                         1999
-----------------------  ----------------------- ----------------------- -----------------------  ----------------------

         Obtaining FDA clearance can be a long and arduous process. While the Company has retained experienced professionals to assist in the FDA acceptance process, there is no assurance that the Company will obtain FDA clearance to market or obtain FDA approval of its manufacturing facilities. If the Company does not obtain FDA approval, for one or all of its products presently under submission, it may not market or sell such breast implant products in the United States. Inability to sell its breast implant products in the United States will have a significant adverse impact on the financial future of the Company.

3.     NOVAGOLD(TM) REGULATORY PATHWAY

         The 510k process is not an option for the NOVAGOLD(TM) mammary prosthesis. The FDA has informed the Company that NOVAGOLD(TM) is considered an alternative fill implant. As such, a formal product submission (Investigational Device Exemption or IDE) must be made and reviewed by FDA. As part of the IDE submission, the product must be studied in FDA sanctioned and controlled clinical trials before it can be placed on the market.

         After the completion of the clinical study, or after a significant portion of the study has been completed, the Company must submit a Pre-Market Approval (PMA) application to the FDA for review. The application consists of all the scientific data which supports the manufacturer's claims for the product. It also includes a summary of the device's composition, stability, manufacturing process and controls, all data collected from animal and human clinical studies, and all product labeling (including advertising).

         The NOVAGOLD(TM) product has been submitted to the FDA for review and approval under an Investigation Device Exemption ("IDE")/Pre-Market Approval ("PMA") process. The IDE includes the clinical protocol, a risk assessment, and a strategic plan as to how risks are minimized and handled in the event of device failure. Upon FDA acceptance of the IDE and the collection of sufficient clinical data from controlled clinical trials, a PMA summary will be submitted to the FDA. The FDA reviews the PMA and grants or withholds approval. If approved, the NOVAGOLD(TM) may be sold freely in the United States. The Company anticipates that the product could be cleared for full market release in the U.S. by 2004. There is no guarantee the Company will obtain approval by 2004 or may never be able to obtain FDA approval.

         Data collected from worldwide marketing of the NOVAGOLD(TM) and limited clinical studies in Germany may be referenced as supportive data for the FDA's consideration of the Company's submission but is not considered determinative in respect to the FDA's decision making process.

4.  NOVASALINE(TM) SALINE INFLATABLE BREAST IMPLANT REGULATORY PATHWAY

         The Company had planed to enter the US market in 1999 with the development of the NOVASALINE(TM) saline inflatable breast implant. This product was submitted to the FDA pursuant to the 510k regulatory pathway. A 510k submission requires that the manufacturer demonstrate safety and efficacy characteristics that are substantially similar to a device available in the U.S. prior to 1976. On August 18, 1999 (21 CFR Part 878) the FDA announced that all saline filled implants sold in the United States must evidence the collection of sufficient information through the submission to the FDA of a Pre-Market Approval (PMA) document by November 17, 1999 in order to continue the distribution of saline filled implants. The Company has no present intention of filing an IDE for the inflatable NOVASALINE(TM), as the time and expense incurred in bringing such a product to market cannot be presently justified in view of the fact that several competitive saline inflatable products are now available in the U.S. market place. The Company's DECISION NOT TO PROCEED AT THIS TIME WITH THE INFLATABLE NOVA SALINETM product is subject to ongoing regulatory and competitive marketing developments.

5.   NOVASALINE(TM) SALINE PRE-FILLED BREAST IMPLANT REGULATORY PATHWAY

         The Company had planned to enter the United States market in 1999 with the development of the NOVASALINE(TM) saline pre-filled breast implant. The product was submitted to the FDA pursuant to the 510k regulatory pathway and has since been cleared accordingly. However, on August 18, 1999 (21 CFR Part 878) the FDA announced that all saline filled implants sold in the United States must evidence the collection of sufficient clinical information through the submission to the FDA of a Pre-Market Approval (PMA) document by November 17, 1999 in order to continue the distribution of saline filled implants. The Company intends to file an IDE for the pre-filled NOVASALINE(TM) product . FDA approval of the IDE application will cause the Company to conduct a clinical trial for the pre-filled NOVASALINE(TM) product. The clinical trial would enroll five hundred patients and be conducted for at least eighteen months prior to the submission of a PMA. Upon the FDA's acceptance of the clinical data contained in the PMA, the pre-filled NOVASAFINE(TM) would be cleared for market in the United States. Based upon this timeline, the Company could expect the pre- filled NOVASALINE(TM) to be available for sale in the United States by 2002.

         Obtaining FDA clearance can be a long and arduous process. While the Company has retained experienced professionals to assist in the FDA acceptance process, there is no assurance that the Company will obtain FDA clearance to market or obtain FDA approval of its manufacturing facilities. If the Company does not obtain FDA approval, for one or all of its products presently under submission, it may not market or sell such breast implant products in the United States. Inability to sell its breast implant products in the United States will have a significant adverse impact on the financial future of the Company.

6.  EUROPEAN UNION/ EUROPEAN ECONOMIC AREA

         The Company is authorized to manufacture and sell its NOVAGOLD(TM) and NOVASALINE(TM) pre- filled products in the European Union , which includes the following countries: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands Portugal, Spain, Sweden, and The United Kingdom

         The Company's European regulatory clearance is based upon the European Medical Device Directive (Council Directive 93/42/EEC, June 14, 1993) which went into effect on January 1, 1995. This Directive adopted a new classification for mammary implants. According to this classification, breast implant products are classified as IIb products. If a manufacturer fulfills all European Union (EU) guidelines for design, production, and testing of a device and passes a Certification Audit by a qualified Notified Body, the manufacturer may apply the CE mark to his product. This Directive was phased in over five years, with a deadline of June 14, 1998. Medical products manufactured after June 14, 1998 are not allowed to be distributed in the European Union unless they carry the CE mark, although medical products manufactured in Europe before June 14, 1998 which do not carry the CE mark may still be distributed until 2001. The Company's conformity to the Medical Device Directive is monitored by ECM, a Notified Body (Number 0481) certified by the German government.

         The CE mark application and review process for medical products in the IIb classification requires preparation of a Technical File or "Technical Dossier" that describes the sum of the knowledge regarding the device, including its design, manufacturing and sterilization processes, routine and animal testing results, and clinical experience.

         Both the NOVAGOLD(TM) and NOVASALINE(TM) saline pre filled product are manufactured and distributed in conformance with the EU Medical Device and carry the "CE" mark. The NOVAGOLD(TM) pre-filled mammary prosthesis has been on the market since February 1996, when the Company obtained the right to apply a CE mark to that product.

         As part of the CE mark process, the Company agreed to conduct a Post-Market Surveillance Study of the NOVAGOLD(TM) device. This study is a limited clinical study conducted at 5-6 sites in Germany. The study examined the rates of rupture, contracture, and infection for a defined patient group over a two year post implantation follow-up period. This clinical study was completed at the end of 1998; final results are to be summarized and presented to ECM. The NOVASALINE(TM) pre-filled mammary prostheses has been sold since November 1996, when it obtained the CE mark.

         There is currently no uniform collation of data regarding the size of markets outside the United States. Estimates as to the size of the market outside of the U.S. are based upon public information as to the number of implants sold outside of the U.S. by the major manufacturers of breast implant (Inamed/Mentor). Based upon our sales experience in Germany the approximate market for breast implants is 15,000 a year. NovaMed sold 987 breast implants in Germany in 1997 or 6.6% of the market. Last year the Company captured 8.7% of this market with sales of 1316 implants. The Company in 1999 until the end of September has captured 9.9% with sales of 1495 implants. Sales are expected to increase on a monthly basis until the end of the year. Therefore, NovaMed expects to capture 15% of the German market by the end of 1999. German sales as a percentage of total NovaMed sales in 1997 were 30%, in 1998 were 36% and in 1999 to date are 44%.

         Since there is no reliable estimate of single markets outside of the U.S., we cannot provide accurate figures as the size of our market share in each market. However, we can note that our only significant penetration of breast implant markets to date has been in Germany. Elsewhere our sales are not significant as a measure of market share.

7.     OUTSIDE THE UNITED STATES - NON EU/EEA

         The Company can sell its NOVAGOLD(TM) and NOVASALINE(TM) pre-filled products in the following countries outside of the European Community: Brazil, Bulgaria, Cayman Islands, China, Columbia, Dominican Republic, Hong Kong, Indonesia, Mexico, New Zealand, Poland, Russia, South Korea, Turkey, Venezuela. These devices have not been approved for sale in the United States, Canada, Australia, or Japan.

G.   COMPETITION

         The Company's significant competitors are US based Mentor Corporation and Inamed Corporation. Combined, these manufacturers account for over three quarters of the market worldwide and own the majority of FDA approved breast implant devices. All other major competitors discontinued production of the breast implants in 1992 largely as the result of regulatory action by the FDA and the ensuing wave of litigation.

         Competition with Inamed is limited to the anticipated sale of the NOVASALINE(TM) Inflatable breast implant in the US. The Company and Inamed have executed a Strategic Alliance Agreement for the sale of the Company's
NOVAGOLD(TM) implant internationally and the sale of the NOVASALINE(TM) Pre-Filled in the US, subject to FDA clearance to market.

         Internationally, in addition to competing with Mentor, and Inamed in areas not covered under the Inamed Strategic Alliance Agreement, the Company competes with several smaller manufacturers including Silimed, Laboratories Sebbin, L.P.I., PIP and Nagor. Several of these manufacturers have received 510(k) clearances for the FDA to market saline breast implants in the United States.

         The Company believes that the alternative fill NOVAGOLD(TM) product distinguishes it in the international marketplace enabling effective marketing against competing manufacturers. The Strategic Alliance Agreement with Inamed and US clearance of the NOVAGOLD(TM) product in the United States will ensure the Company a marked presence in the international marketplace.

H.   RESEARCH & DEVELOPMENT

         The Company employs a staff that works in conjunction with outside consultants to expand already existent product lines and develop new technical innovations. The expansion of existing product lines would include the development of anatomical shells for both the NOVAGOLD(TM) and NOVASALINE(TM) breast implant products. Technological innovations include research into different hydrogel filling materials along with new means for sterilization and packaging processes. New product lines would encompass sizers, expanders, and other forms of plastic surgery related implants.

         Breast implant shapes are designed to satisfy different objects for individual patients, as a result the majority of breast implant shells are either round or anatomical. Round breast implants generally give a patient a round curve in the upper part of the breasts. Anatomical shell implants give the patient a more gentle slope in the curve of the breast often producing a more natural breast shape.

         Sizers are usually silicone elastomer shells filled with silicone that are used by physicians to assist patients in making decisions as to the desired breast shape and size augmentation and reconstructive implant procedures. Sizers do not require regulatory approval and same are not used inside the body but externally during the decision making process.

         Tissue expanders are most often used in connection with reconstructive surgery. A typical expander is implanted at the site where new tissue is desired. Once implanted, fluid is injected into a injection port which then flows into a larger expanding chamber. The increased pressure caused by the fluid expanding the device results in tissue growth over a reduced period of time. The expanded tissue can then be used to cover defects, injury sites or provide a healthy site for an implant. Tissue expanders can either be permanently implanted in the body or used between procedures.

         The Company estimates that its R & D expenditures increased to $64,220 for 1998 as compared to $27,320 for 1997 , while as a percentage of sales, R&D expenses were 5% in 1998 as compared to 2.7% in 1997. The Company expects the trend towards increased spending related to R&D to continue due to expenses related to compliance with FDA regulatory requirements, including the initiation of Post Market Surveillance studies for the inflatable and pre-filled NOVASALINE(TM) products. Expenses associated with the anticipated NOVAGOLD(TM) clinical trials are to be absorbed by Inamed Corporation as part of the agreement to distribute the product. The Company also expects to expend limited R&D funds on expanding the Company product line and on certain projects related to plastic surgery in an effort to expand the purview of internal R&D. For more information on Inamed agreement, see "Item 2. Management's Discussion and Analysis or Plan of Operation."

I.   RAW MATERIAL SUPPLY

         The Company obtains certain raw materials and components for its products from single suppliers. In most cases the Company's sources of supply could be replaced if necessary without undue disruption, but it is possible that the process of qualifying new materials and/or vendors for certain raw materials and components could cause a material interruption in manufacture or sales. No material interruptions have occurred over the last two years.

         Although the Company has had no material interruptions in its supply of raw materials, there can be no assurances that the Company's suppliers will be able to supply the Company in quantities needed, or that regulatory or other delays will not cause disruption in sales of affected products. The Company believes that its supply of raw materials is adequate for the current fiscal year.

         All raw materials are now bought from single suppliers in order to keep costs down, because the Company is a small manufacturer and must validate each supplier of raw materials for regulatory purposes. However, for each of these raw materials there exists competitive sources from which the Company could purchase appropriate materials.

         The Company does not believe that sales of its products would be disrupted by the loss of a supplier. Inventories of raw materials are kept on a 45 - 60 day basis. The Company believes that a supplier of any given raw material could be replaced within the time frame provided by inventories.

J.   REPORTS TO SECURITY HOLDERS

         The Company's annual report will contain audited financial statements. The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. The Company intends to, from this date forward, to file all of its required information with the Securities and Exchange Commission ("SEC"). Prior to this form being filed there were not other forms filed. The Company plans to file its 10KSB, 10QSB, and all other forms that may be or become applicable to the Company with the SEC.

         The public may read and copy any materials that are filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by the Company with the SEC have also been filed electronically and are available for viewing or copy on the SEC maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at http://www.sec.gov. Additional information can be found concerning the company on the Internet at http://www.NovaMedinc.com.

K.  EMPLOYEES

         The  Company  has 20  full time  employees;   12 in  Minnesota and 8 in
Germany, with four part time employees.

ITEM 2.       MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A.   GENERAL

         The Company's current and future focus has been research and development related to the creation of innovative breast implant products. Current regulatory approvals for Company products have been obtained according to European regulatory guidelines and manufacturing practices, the Company awaits approval from the FDA to manufacture and market its products in the United States. The Company believes that it will receive approval for its products but offers no gaurantees or assurances that it will receive approval from the FDA. Production and sales to date have been minimal in relation to the worldwide demand for such products. Direct sales with a small sales force has been confined to certain European countries. Indirect access to markets has been accomplished through distributors scattered outside of North America. The Company now boasts a novel product line that it hopes will establish a new standard in breast implant products.

          The Company believes that several factors and expected trends will be of substantial benefit to the Company in generating future revenues from the sale of breast implants. For instance, according to a member survey published by the American Society for Plastic and Reconstructive Surgeons ("ASPRS"),
approximately 132,000 women had augmentation surgery in 1998, as compared to approximately 32,000 in 1992. Recipients of breast implants for augmentations are typically women aged 18 to 50. The Company believes that with a large proportion of the U.S. population currently aged between 25 and 40 that the demand for cosmetic augmentation is likely to increase.

         Also, according to the ASPRS, approximately 70,000 breast reconstruction procedures were performed in 1998, as compared to approximately 29,000 similar procedures in 1992. Breast reconstructive surgery in the process by which a surgeon recreates or reconstructs a woman's breast following a masectomy. The Company believes that the aging U.S. population and the increased awareness among women as to the dangers of breast cancer will lead to increased numbers of mastectomies. The increase will create more demand for reconstructive breast implants. Further, in October of 1998, the a federal law was passed which mandates nationwide insurance coverage of reconstructive surgery following a mastectomy.

B.   RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998 & YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

SALES

         Sales for the six months ended June 30, 1999 increased to $986,127 from $634,131 for the comparable period in 1998, an increase of 36%. The increase in revenues were primarily attributable to an increase in the number of implants sold.

         Sales for the year ended December 31, 1998 increased to $1,266,821 from $1,015,207 for the year ended December 31, 1997, an increase of 25%. The increase in revenues is primarily attributable to an increase in the number of implants sold.

         International sales have accounted for 100% of total net sales in 1997 and 1998. The accelerated growth of sales in 1999 is due to increased expenditures on marketing and a growing public perception in European markets that silicone gel filled implants can result in negative health consequences. Sales of the NOVAGOLD(TM) breast implant, which competes directly with silicone gel filled breast implants, continues to dominate realized income, accounting for over 97% of all Company revenues. The Company expects this percentage to decrease upon US introduction of the NOVASALINE(TM) inflatable and NOVASALINE(TM) pre-filled breast implants.

LOSSES

         Net losses for the six months ended June 30, 1999, was $456,547 up from a net loss of $51,493 for the comparable period in 1998, a change of $405,054. The increase in losses were primarily attributable to non-cash expenses from the issuance of common stock in the amount of $347,803.

         Net losses for the year ended December 31, 1998 decreased to $213,348 from $1,097,224 for the year ended December 31, 1997, a decrease of 81%. The substantial decrease in losses was attributable primarily from a decrease in administrative costs associated with the sale of the breast implants.

         The Company expects to continue to incur losses at least through fiscal 1999 and there can be no assurance that the Company will achieve or maintain profitability or that its revenue growth can be sustained in the future.

EXPENSES

         Selling, general and administrative expenses for the six months ended June 30, 1999, increased to $647,989 from $214,068 in the comparable period in 1998, an increase of 468%. The increase in selling, general and administrative expenses was the result of non-cash expenses related to the issuance of common stock and options to acquire common stock.

         Selling, general and administrative expenses for the year ended December 31, 1998, decreased to $506,204 from $1,442,521 for the year ended December 31, 1997, a decrease of 65%. The substantial decrease in selling general and administrative expenses was the result of a decrease in administrative costs associated with the sale of the breast implants.

         Depreciation and amortization expenses for the six months ended June 30, 1999 and June 30, 1998 were $1,903 and $4,508, respectively. The decrease was due to fully depreciated equipment.

         Depreciation and amortization expenses for the years ended December 31, 1998 and December 31, 199 were $3,523 and $149, respectively. The increase was due to an increase in equipment and fixtures held by the Company .

         The Company expects increases in expenses through 1999 as the Company moves toward engaging competent management for the anticipated increase in product manufacturing and regulatory compliance costs.

COST OF SALES

         The largest factors in the variation from year to year in the cost of sales as a percentage of net sales are the cost of raw materials and the yield of finished goods from the Company's manufacturing facilities.

         The cost of sales for the six months ended June 30, 1999 were $690,972 compared to $472,154 for the comparable period in 1998. The increase in the cost of sales was primarily attributable to an increase in sales. Cost of sales as a percentage of sales for six months ended June 30, 1999 and 1998 respectively, were 70% and 74%.

         The cost of sales for the year ended December 31, 1998 was $973,965 compared to $669,910 for the year ended December 31, 1997. The increase in the cost of sales was primarily attributable to an increase in sales. Cost of sales as a percentage of sales for December 31, 1998 and 1997 respectively, were 77% and 66%. The Company anticipates that an increase in raw materials purchased as the result of increased production volume demands will enable the Company to negotiate reduced pricing on raw materials in the future and thereby decrease the cost of sales.

C.   INCOME TAX EXPENSE (BENEFIT)

         The Company has an income tax benefit resulting from net operating losses to offset operating profit.

D.   IMPACT OF INFLATION

         The Company believes that inflation has had a negligible effect on operations over the past three years. The Company believes that it can offset inflationary increases in the cost of materials and labor by increasing sales and improving operating efficiencies.

E.   LIQUIDITY AND CAPITAL RESOURCES

Six Months ended June 30, 1999 and June 30, 1998 & Years ended December 31, 1998 and December 31, 1997

         Historically, the Company has expended significant resources on Research and Development which includes regulatory compliance expenses. The trend is likely to continue into the near future as new products seek introduction in the United States. However, sales are now rising significantly, therefore, the Company expects a swing from using cash in operating activities to providing cash from operating activities by the end of 1999.

         Cash flow generated by operations were $44,217 for the six months ended June 30, 1999 as compared to cash flows used in operations of $182,096 for the comparable period in 1998. Negative cash flows from operating activities for the six months ended June 30, 1998 are primarily attributable to a decrease in related party payables and an increase in receivables.

         Cash flow generated by operations were a negative $610,303 for the year ended December 31, 1998, and a positive $5,104 for the year ended December 31, 1997. Negative cash flows from operating activities for the year ended December 31, 1998 are primarily attributable to a decrease in related party payables and an increase in receivables.

         Cash flow generated from financing activities was $55,000 for the six months ended June 30, 1999 and $733,910 for the comparable period in 1998. The Company's financing activities primarily consisted of private placements of its common stock.

         Cash flow generated from financing activities was $636,000 for the year ended December 31, 1998 and $0 for the year ended December 31, 1997. The Company conducted a private placement offering in 1998 in an effort to improve its operations.

         The Company has funded its cash needs from inception through June 30, 1999 with a series of debt and equity transactions, including several private placements and a convertible bond issuance. The Company expects its cash needs to be primarily satisfied from sales of its products over the next twelve months.

         All rounds of financing, with the exception of the original $40,000 placement have been conducted outside the United States.

F.   CAPITAL EXPENDITURES

         The Company made no significant capital expenditures on property or equipment for six months ended June 30, 1999 or 1998 and made no significant capital expenditures on property or equipment for the years ended December 31, 1998 or 1997.

         During 1999 and 2000 the Company expects to spend approximately $10,000,0000 on certain capital projects, including the construction of a new facility in Germany, management information systems and expanded manufacturing capabilities. Funding for these capital expenditures are expected through funding provided pursuant to German government guaranteed loans.

G.  GOING CONCERN

         The Company's auditors have expressed an opinion as to the Company's ability to continue as a going concern as a result of an accumulated deficit of $3,436,092 as of December 31, 1998. The Company's ability to continue as a going concern is subject to the ability of the Company to obtain a profit and /or obtaining the necessary funding from outside sources. Management's plan to address the Company's ability to continue as a going concern, includes: (1) obtaining funding from strategic partners based upon the Company's strategic alliance agreement with Inamed. For more infomation on this agreement, see (Item
1. Description of Business; (2)obtaining additional funding from the sale of the Company's securities; (3) increasing sales in Germany; (4) obtaining FDA approval to sell its products in the United States; and (5) obtaining loans and grants from various financial institutions where possible. Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

H.   IMPACT OF YEAR 2000

         General Description of the Year 2000 Issue and the Nature and Effects of the Year 2000 on Information Technology (IT) and Non- IT Systems. The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs, hardware or embedded chips, that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

         Based on recent assessments, the Company determined that it will be required to modify or replace portions of its distribution and manufacturing software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications or replacements of certain existing software and hardware, the Year 2000 Issue can be mitigated. However, even if such modifications and replacements are not made, or are not completed in a timely manner, the Year 2000 Issue most likely will not have a material impact on the operations of the Company.

         The Company's plan to resolve any Year 2000 Issue involves the following key phases: inventory, assessment, and remediation. The Company has categorized its systems into several areas: core systems (i.e. distribution and manufacturing systems), ancillary support systems to those core systems, embedded systems, products, and third party vendors.

         INVENTORY AND ASSESSMENT. The Company has completed its inventory and assessment of both its domestic and international core systems, indicating that at one time, most of the core systems may have been adversely affected had no actions been taken by the Company. For the ancillary support systems and embedded systems, the Company has completed its inventory and assessment. This identified two items that need to be updated. The Company has completed its inventory and assessment of its product lines and has determined that most of the products it has sold and will continue to sell do not require remediation to be Year 2000 compliant. Accordingly, the Company does not believe that the Year 2000 presents a material exposure as it relates to the Company's products.

         STATUS OF PROGRESS IN BECOMING YEAR 2000 COMPLIANT. For its domestic core system exposures related to its distribution and manufacturing software, the Company has completed all required remediation. For other domestic core systems, such as desktop computers, networks, and off-the shelf application software, the Company has completed the remediation.

         The Company's current position is that it believes that since the replacement of potentially vulnerable computers and the updating of software, none of its core systems, software, third party systems or products will be adversely affected by the Year 2000 problem. However, due to the unknown nature of the problem there can be no assurances that the Company will not be effected in someway by the problem, whether through some unforseen internal system or through the system of a third party that the Company may depend on for its communication, supply, distribution or other needs.

         The remediation of the identified ancillary and embedded systems is expected to be complete no later than November 30, 1999.

         NATURE AND LEVEL OF IMPORTANCE OF THIRD PARTIES AND THEIR EXPOSURE TO THE YEAR 2000. Other than payroll and its banking relationships, the Company has no other significant direct interfaces with third party vendors. The Company is in the process of working with key third party vendors to ensure that the Company's systems that interface directly with third party vendors are Year 2000 compliant by December 31, 1999. The Company understands that key vendors are in the process of making their systems Year 2000 compliant. Each vendor queried by the Company believed that its system would be Year 2000 compliant by the end of 1999.

         The Company is beginning to query its significant suppliers and subcontractors that do not share information systems with the Company (external agents). To date, the Company is not aware of any external agent with a Year 2000 issue that would materially impact the Company's results of operations, liquidity, or capital resources. The Company has no means of ensuring that external agents will be Year 2000 ready. The inability of external agents to complete their Year 2000 resolution process in a timely fashion could materially impact the Company. The effect of non- compliance by external agents is not determinable at this time.

         All of the Company's queries with third parties have been made orally and the Company has received no legally enforceable assurances in the event of default from those third parties.

         COSTS. The total cost to the Company of the Year 2000 project is estimated at no more than $ 30,000 and is being funded through operating cash flows. To date, the Company has incurred costs of approximately $5,000. This amount includes upgrading its desktop systems and office software to the latest release, which the Company would do in the normal course of business. The majority of these costs relate to new hardware and software and are being capitalized.

         RISKS. Management of the company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. The Company has not yet completed all necessary phases of the Year 2000 program. In the event that the Company does not complete any additional phases, the Company would be constrained in taking customer orders, and might be unable to manufacture and ship certain products, or invoice customers. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company.

         CONTINGENCY PLANS. The Company currently has no contingency plans in place in the event it does not complete all phases of the Year 2000 program. The Company plans to evaluate the status of completion in November 1999 and determine whether such a plan is necessary.

ITEM 3.       DESCRIPTION OF PROPERTY

         The Company is headquartered at 623 Hoover St. N.E., Minneapolis, Minnesota 55413 where it leases office and manufacturing space totaling 15,000 square feet. The Company leases these facilities for $4,791.67 per month until the January 31, 2001 at which time the lease payments will increase to $5,208.33 until January 31, 2004 at which time the lease will expire.

         The Company also leases office and manufacturing space at Am Kieswerk 4, D-40789 Monheim, Germany totaling 10,000 square feet. The terms of the lease are month to month. The Company leases these facilities for $8,108 per month including utilities.

         The Company believes that its current facilities are generally suitable and adequate to accommodate its current operations. However, the Company anticipates that increased sales as a result of expected regulatory clearances and distribution agreements will necessitate the need for additional administrative, manufacturing, and laboratory space.

         Consequently, the Company is in the preliminary stages of obtaining sufficient financing to build a new turn key facility in Germany. The Company currently has plans to build a 20,000 square foot research and development and manufacturing facility in a technology park located in the City of Duisburg that will accommodate the Company's needs outside of North America. The site is expected to be constructed on 4,000 square meters of land. The Company has also negotiated an option to purchase up to an additional 8,000 square meters of land for future expansions.

         The Company is currently in the process of obtaining an estimated DM22,300,000 ( approximately US$12.7 million) in government financed loans from the state government of North Rhine Westphlia to construct the Duisburg facility. The terms of financing are to include DM17,408,000 (approximately US$10.2 million) in long term fixed rate government guaranteed loans provided by IKG AG and a non-repayable grant of DM4,496,000 (approximately US$2.5 million) provided by the state government of North Rhine Westphalia.

         The Company expects to receive the loans and grant monies by the Year 2000 and anticipates that the facilities will be fully operational by July, 2000. Although the Company has entered into the necessary approvals to obtain the funding and has been tentatively approved to be funded there are several issues which must be resolved before the Company can obtain the funding. Those issues include the Company's equity contribution to the German subsidiary that will be the recipient of the funding.

         In the event the Company does not obtain funding necessary to construct the new facilities, the Company will consider outsourcing the manufacturing of its products and will investigate other lease or purchase prospects which will accommodate the Company's expected increase in sales.

                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of June 30, 1999, by each shareholder who is known by the Company to beneficially own more than 5% of the outstanding Common Stock, by each director, and by all executive officers and directors as a group.

  Title of Class             Name and Address of                  Amount and nature of             Percent of Class
                            Beneficial Ownership                  Beneficial Ownership

      Common                  Ruairidh Campbell                         150,000                          1.0%
       Stock
      Common                   Dr. Aydin Dogan                          425,000                          3.2%
       Stock
      Common                  Dr. Howard Bellin                            0                               0
       Stock
      Common                  Dr. Franz Schain                             0                               0
       Stock
      Common             All Executive Officers and                     575,000                          4.2%
       Stock             Directors as a Group (1)(2)
                               (Five persons)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The Officers and Directors of the Company as of June 30, 1999 are as follows:

          NAME                        AGE     POSITION

     Ruairidh Campbell           36      President/CEO and Director
     Dr. Aydin Dogan             46      Vice President and Director
     Dr. Howard Bellin           63      Director
     Dr. Franz Schain            49      Director

         RUAIRIDH CAMPBELL has lead the Company since his appointment as President in 1995. Mr. Campbell also performs the duties typically performed by the Chief Financial Officer. During his tenure as president of the Company, Mr. Campbell has guided the Company's subsidiaries through product development and introduction to the international marketplace. Mr. Campbell has a depth of experience managing and financing public companies, particularly through start-up phases. He is licensed as an attorney in the State of California with a Doctor of Jurisprudence from the University of Utah College of Law. Mr. Campbell sits on the Board of Directors for Bren-Mar Resources, Inc, Allied Resources, Inc., and Fernsoft Syence Ltd. Plc.

        DR. AYDIN DOGAN while acting as the Company's Vice-President also serves as the President of the Company's German subsidiary, NovaMedical Products GmbH. Prior to his involvement with the Company in 1994, Dr. Dogan was the product manager for Genetic Laboratories, Inc. of St Paul, Minnesota. He has also held positions as Sales Marketing Manager and Managing Director of Bioplasty GmbH located in Cologne, Germany. Dr. Dogan holds a Ph.D. in Chemistry from the University of Cologne.

         DR. FRANZ SCHAIN is a physician who owns a private clinic and Ambulatory Care Centre in Hanover, Germany. He is a specialist in knee diseases who has been engaged for his expertise by the national football teams of Bulgaria, Zimbabwe, and Nepal. Dr. Schain holds medical degrees from the Universities of Bonn, Essen, and Muelheim. He is also a member of the American Association of Arthroscopy.

         DR. HOWARD BELLIN is a board certified plastic and reconstructive surgeon with 29 years of private practice experience. He has extensive expertise in breast augmentation, having performed nearly 2,000 of these procedures. He has participated in three clinical trials of breast implants for FDA submissions on behalf of breast implant manufacturers. Dr. Bellin has also published on this subject in the Journal of Plastic and Reconstructive Surgery. Dr. Bellin is a graduate of Amherst College and New York Medical College. He interned at the University of California, San Francisco, had a residency in general surgery at New York Medical College, and trained in plastic surgery at Columbia
Presbyterian Medical Center in New York City. He has taught at Columbia University's College of Physicians and Surgeons and at New York Medical College. Dr. Bellin was chief of plastic surgery at Cabrini Medical Center, and for the past 15 years has owned and directed the CosMedica Plastic Surgery Center in New York City.

                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

ITEM 6.  EXECUTIVE COMPENSATION

         The following table provides summary information for the years 1998, 1997 and 1996 concerning cash and noncash compensation paid or accrued by the Company to or on behalf of president and the only other employee to receive compensation in excess of $100,000.

                                                       SUMMARY COMPENSATION TABLE

                                    Annual Compensation                                 Long Term Compensation
                                                                                    Awards                        Payout
                                                                          Restricted      Securities
Name and                                                  Other Annual       Stock        Underlying       LTIP           All Other
Principal           Year        Salary         Bonus      Compensation      Award(s)       Options        payouts      Compensation
Position                         ($)            ($)           ($)             ($)           SARs(#)         ($)               ($)


RUAIRIDH1           1998        120,000          -            -               -               -            -                  -
Campbel(l)          1997         61,875          -            -               -               -            -                  -
President           1996         42,500          -            -               -               -            -                  -

DR. AYDIN,(2)
President of        1998        160,000          -            -               -               -            -                  -
NovaMedical         1997        160,000          -            -               -               -            -                  -
Products            1996        160,000          -            -               -               -            -                  -
GmbH

COMPENSATION OF DIRECTORS

         The Company's directors are currently not compensated for their services as director of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company leases one of its facilities from Gunther Biesel, a shareholder who may have been deemed to be a control person up until July of 1998 at which time he resigned his position as a Company director. The lease requires monthly payments of approximately $8,000 per month. Rent expense for the periods ended December 31, 1998 and 1997 was approximately $96,000 each year. Amounts due under this lease agreement at December 31, 1998 and 1997 was approximately $179,400 and $259,350, respectively.

--------
       (1) Ruairidh Campbell received a grant of 55,000 options with an exercise of $1.30 a share pursuant to the Company's stock option plan on March 19, 1999

       (2) Dr. Aydin Dogan received a grant of 100,000 options with an exercise price of $1.30 a share pursuant to the Company's Stock Option Plan on March 19, 1999.

ITEM 8.  DESCRIPTION OF SECURITIES

DIVIDEND, VOTING AND PREEMPTION RIGHTS

         The Company only has one class of authorized shares: $.001 par value common stock. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. For more information on the Company's dividend policy, see "Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

         Holders of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. At all elections of directors of the Company, each holder of stock possessing voting power is entitled to as many votes as equal to the number of his or her shares of stock multiplied by the number of directors to be elected. Such votes may be cast for a single director, for any two or more directors, or distributed among the directors as he or she sees fit (cumulative voting).

         In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other securities. The common stock has no preemptive or other subscription rights. There are no redemption of sinking fund provisions applicable to the common stock. All outstanding shares of common stock are duly authorized, fully paid, and nonassessable.

                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company's common stock is traded on Over the Counter Bulletin Board under the symbol "NVMD.OB".

         The table below sets forth the high and low sales prices for the Company's Common Stock for each quarter of 1997, 1998 and the first two quarters of 1999. The quote given for the third quarter in 1998 forward reflects a 1 for 14 reverse split which the Company effected on April 14, 1998. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

               QUARTER           HIGH              LOW
               -------           ----              ---
1997           First             $0                $0
               Second            $0                $0
               Third             $0                $0
               Fourth            $4.00             $4.00


               QUARTER           HIGH              LOW
               -------           ----              ---
1998           First             $4.50             $.025
               Second(3)         $8.00             $1.87
               Third             $5.44             $1.78
               Fourth            $2.38             $0.94

               QUARTER           HIGH              LOW
               -------           ----              ---
1999           First             $2.63             $1.06
               Second            $2.06             $1.50


--------
     (3)Prices reflect a 1 for 14 reverse split effected by the Company on April 14,1998.
                                       27

A.  RECORD HOLDERS

          As of June 30, 1999 there were approximately 377 shareholders of record holding a total of 13,845,852 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

B.  DIVIDENDS

         The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is currently not a party to any pending legal proceeding

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company has had no changes in or disagreements with its accountants in its two most recent fiscal or any later interim period.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

         The following is a list of all securities sold by the Company within the last three years or since its on November 26, 1996 including, where applicable, the identity of the person who purchased the securities, title of the securities, and the date sold are outlined below.

         On December 6, 1996, the Company issued a total of 1,000,000 shares of it common stock (Pre 1- for-14 reverse split shares) for $10,000 or $.01 per share to two individuals pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The two individuals included:

         1. Frank J. Weinstock an original incorporator of the Company and former president and director of the Company was issued 750,000 shares for $7,500.

         2. Trish R. Francis an original incorporator of the Company and former secretary/treasurer and director of the Company was issued 250,000 shares for $2,500.

         On February 3, 1997, the Company issued a total of 1,000,000 shares of its common stock (pre 1- for-14 reverse split shares) pursuant to Rule 504 of Regulation D of the Securities Act of 1933 to 35 persons for $40,000 or $.04 per share. The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was formed for the express purpose of evaluating the merits of acquiring Monojet, Inc. and therefore, was neither a development stage company with no specific business plan or purpose nor a company whose plan was to merger with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering. The Company also distributed a disclosure document to the 35 investors and offered to allow them to inspect the books and records of the Company.

         On July 31, 1997 , the Company issued a total of 20,000 shares of its common stock .(Pre 1-for-14 reverse split shares) for $800 or $.01 per share to David Lemburg pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering.

         On February 25, 1998, the Company entered into a Stock Purchase Agreement and Sale Agreement with NovaMed Medical Products, Inc. pursuant to which the Company issued 6,301,558 shares of its commons stock to NovaMed Medical Products, Inc. in exchange for a 100% interest in the following entities: (1) NovaMed Medical Products Manufacturing, Inc.; (2) NovaMedical Products GmbH and (3) NovaMed Medical Supplies Corporation. The Company issued the 6,301,558 shares (post 1-for-14 reverse split)on April 14, 1998 pursuant to Regulation S and Rule 505 of Regulation D. As a result of the business combination, approximately 300 shareholders of NovaMed Medical Products, Inc. received shares in the Company pursuant to Regulation S and approximately 30 shareholders received shares pursuant to Rule 505 of Regulation D.

         The Company relied on Regulation S in its distribution to the Non U.S. persons based upon the following factors:

                  1. The Company obtained written agreements from the Non U.S. persons that provided the following: (a) that they will not sell their shares unless the shares are registered under the Securities Act of 1933 (the "Act")or an exemption from registration becomes available or in accordance with Regulation S; and (b) that they will not engage in hedging transactions except as permitted by the Act; and

                  2 The Company placed a Restrictive Rule 144 legend on all shares issued to the Non U.S. persons.

         The Company is claiming an exemption from registration based upon Rule 505 in the issuance of shares to the U.S. persons based upon the following factors:

                  1. The Company did not file a Form D, but believes that it complied with the general Rules of Rule 501 through 503. According to Release No. 6825, filing a Form D is not a condition to claiming a valid exemption under Rule 504, 505 or 506.

                  2. The number of unaccredited U.S. investors did not exceed 35 (only 30 U.S. investors total).

                  3. The Company has reason to believe that all of the shares were issued to accredited investors and in no event did the number of unaccredited investors exceed 35 persons. The Company distributed its shareholder disclosure documents to the individuals.

                  4.       The Company is not disqualified  from relying on Rule
                           505  because   neither  it  nor  its   affiliates  or
                           predecessors are described in Rule 262.

         On June 30, 1998, the Company issued a total of 7,000,000 shares of it common stock at $.10 per share pursuant to a Private Placement. The Company issued the 7,000,000 shares of its common stock pursuant to Rule 504 under Regulation D of the Securities Act of 1933. The Company issued the 7,000,000 shares to 26 accredited investors who were given a Private Placement Memorandum. The Company 7,000,000 shares at $0.10 a share to the following individuals. The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the manufacture and sale of medical products and therefore was neither a development stage company with no specific business plan or purpose nor a company whose plan was to merger with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering. The Company also distributed a Private Placement Memorandum to the 26 investors and offered to allow them to inspect the books and records of the Company.

         In June of 1999, the Company issued 200,000 shares of common stock at $1.10 per share to Euro Pacific Securities Service GmbH & Co. KG as compensation for services rendered pursuant to section 4(2) of the Securities Act of 1933 in a private transaction by the Company which did not involve a public offering.

         In June of 1999, the Company issued 200,000 shares of common stock at $1.10 per share to Euro Pacific Securities Service GmbH & Co. KG for cash pursuant to section 4(2) of the Securities Act of 1933 in a private transaction by the Company which did not involve a public offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Bylaws and section 78.751 of the Nevada Revised Statutes provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

         Section 78.751. Indemnification of officers, directors, employees and agents; advancements of expenses, states the following:.

          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

          2. A corporation may indemnify an person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonable entitled to indemnity for such expenses as the court deems proper.

          3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

          4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                  (a)      By the stockholders;

                  (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

                  (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                  (d) If a quorum consisting of directors who were not parties tot he act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

          5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provision of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

          6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

               (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

               (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

         To the extent that indemnification may be related to liability arising under the Securities Act, the Securities and Exchange Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                    PART F/S

         The Company's financial statements for the fiscal year ended December 31, 1998 and the interim reports for June 30, 1999 are attached hereto as F-1 through F-14.




                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                                                    NOVAMED INC.
                                      Index to Consolidated Financial Statements


--------------------------------------------------------------------------------





                                                                            Page

Independent auditors' report                                                 F-2


Consolidated balance sheet                                                   F-3


Consolidated statement of operations                                         F-4


Consolidated statement of stockholders' equity                               F-5


Consolidated statement of cash flows                                         F-6


Notes to consolidated financial statements                                   F-7

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
and Stockholders of NovaMed, Inc.


We have audited the accompanying consolidated balance sheet of NovaMed, Inc. and Subsidiaries, as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NovaMed, Inc. and Subsidiaries, as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit and has incurred losses since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


  /s/ TANNER + CO.

Salt Lake City, Utah
February 18, 1999


                                                                                             NOVAMED, INC.
                                                                                Consolidated Balance Sheet

-----------------------------------------------------------------------------------------------------------



                                                              June 30, 1999           December 31,
                                                                            ------------------------------
Assets                                                         (Unaudited)         1998             1997
------
                                                      ----------------------------------------------------
Current assets:
     Cash                                             $         219,445     $     129,754     $     46,465
     Receivables, net                                           371,705           330,826          102,181
     Inventories                                                300,205           483,300          476,062
     Prepaid expenses                                            26,371             1,707           92,341
                                                      -----------------     -------------     -------------

         Total current assets                                   917,726           945,587          717,049

Property and equipment, net                                      34,173            36,076           35,956
                                                      -----------------     -------------     -------------

                                                      $         951,899     $     981,663     $    753,005
                                                      -----------------     -------------     -------------

--------------------------------------------------------------------------------

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
     Accounts payable                                 $         358,967     $     379,202    $     268,337
     Accrued expenses                                           131,970            62,102          198,200
     Related party payables                                     163,273           179,400        3,479,617
                                                      -----------------     -------------    --------------

         Total current liabilities                              654,210           620,704        3,946,154
                                                      -----------------     -------------    --------------

Commitments and contingencies                                         -                 -                -

Stockholders' equity (deficit):
     Common stock, $.001 par value,
       50,000,000 shares authorized;
       13,845,852, 13,445,852 and
6,301,558
       shares issued and outstanding,                            13,846            13,446            6,302
       respectively
     Additional paid-in capital                               4,266,480         3,699,077                -
     Stock subscription receivable                             (165,000)                -                -
     Cumulative translation adjustment                           75,002            84,528           23,293
     Accumulated deficit                                     (3,892,639)       (3,436,092)      (3,222,744)
                                                      ------------------       -----------      -----------

         Total stockholders' equity (deficit)                   297,689           360,959       (3,193,149)
                                                      -----------------       -----------       -----------

                                                      $         951,899     $     981,663    $     753,005
                                                      ----------------      -------------    --------------

--------------------------------------------------------------------------------


                    See accompanying notes to consolidated financial statements.
                                                 F-3

                                                                                             NOVAMED, INC.
                                                                      Consolidated Statement of Operations

-----------------------------------------------------------------------------------------------------------


                                                Six Months Ended
                                                     June 30,                          Years Ended
                                                   (Unaudited)                       December 31,
                                   ----------------------------------------------------------------------
                                               1999              1998             1998             1997
                                   ----------------------------------------------------------------------
Net sales                          $         986,127      $    634,131    $    1,266,821   $    1,015,207
                                   -----------------      ------------    --------------   ---------------

Costs and expenses:
     Cost of sales                           690,972           472,154           973,965          669,910
     Selling, general and
       administrative                        647,989           214,068           506,204        1,442,521
     Research and
       development                           204,100                 -                 -                -
                                   -----------------      ------------    --------------   --------------

                                           1,543,061           686,222         1,480,169        2,112,431
                                   -----------------      ------------    --------------   ---------------

Operating loss                              (556,934)          (52,091)         (213,348)      (1,097,224)

Other income                                 100,387               598                 -                -
                                   -----------------      -------------   ---------------  ---------------

Loss before income taxes                    (456,547)          (51,493)         (213,348)      (1,097,224)

Income taxes                                       -                 -                 -                -
                                   -----------------      -------------   --------------   --------------

         Net loss                  $        (456,547)     $    (51,493)   $     (213,348)  $   (1,097,224)
                                   ------------------     -------------   ---------------  ---------------


Other comprehensive
income - foreign currency
translation, net of taxes of
$26,000, $22,000, $20,000
and $6,000, respectively                      50,470            43,832            40,415           12,395
                                   -----------------      ------------    --------------    -------------

         Total                     $        (406,077)    $      (7,661)   $     (172,903)  $   (1,084,829)
                                   ------------------    --------------   ---------------  ---------------


Loss per common share -
basic and diluted                  $             (.0)    $       (.01)     $        (.02)  $         (.17)
                                   ------------------    -------------     --------------  ---------------


Weighted average shares
- basic and diluted                $      13,513,000)    $    7,492,000)   $   9,874,000)  $    6,302,000
                                   ------------------    ---------------   --------------  --------------

                                                  Consolidated Statement of Stockholders' Equity (Deficit)

                                                            For the Years Ended December 31, 1998 and 1997
                                                        and the Six Months Ended June 30, 1999 (Unaudited)
-------------------------------------------------------------------------------------------------------------------

                                                           Additional       Stock        Cumulative
                                   Common Stock             Paid-in      Subscription    Translation     Accumulated
                              Shares          Amount        Capital      Receivable      Adjustment        Deficit
                          -----------------------------------------------------------------------------------------

Balance at January 1, 1997       2,000        $    2     $     -      $    -           $     4,513    $   (2,119,220)

Restatement for reverse
acquisition of Conceptual
Technologies, Inc. by
NovaMed Subsidiaries         6,299,558         6,300          -                -            -                 (6,300)

Cumulative translation
adjustment                           -           -            -                -            18,780                -

Net loss                             -           -            -                -            -             (1,097,224)
                          ------------       ---------  -----------       ---------    -----------    ---------------
Balance at
December 31, 1997            6,301,558         6,302          -                -            23,293        (3,222,744)

Acquisition of Conceptual
(see note 1)                   144,294           144         (144)             -            -                     -

Issuance of common stock
for cash                     7,000,000         7,000      629,000              -            -                     -

Capital contribution                 -             -    3,070,221              -            -                     -

Cumulative translation
adjustment                           -             -            -              -            61,235                -

Net loss                             -             -            -              -              -             (213,348)
                         ------------       ---------  -----------        --------     -----------    ---------------

Balance at
December 31, 1998           13,445,852        13,446    3,699,077              -            84,528        (3,436,092)

Stock issued for:
   Services (unaudited)        200,000           200      219,800              -               -                  -
   Receivable (unaudited)      200,000           200      219,800         (220,000)            -                  -

Payments on stock
subscription receivable
(unaudited)                          -             -            -          55,000              -                  -

Stock compensation
(unaudited)                          -             -      127,803              -               -                  -

Cumulative translation
adjustment (unaudited)               -             -            -              -            (9,526)               -

Net loss (unaudited)                 -             -            -              -              -             (568,602)
                         ------------       ---------  -----------        ---------    -------------  ---------------
Balance at
June 30, 1999 (unaudited)   13,845,852   $    13,846  $ 4,266,480     $  (165,000      $    75,002    $   (4,004,694)

                          ------------------------------------------------------

--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

                                                                   NOVAMED, INC.
                                            Consolidated Statement of Cash Flows

--------------------------------------------------------------------------------


                                                 Six Months Ended June 30,               Year Ended
                                                       (Unaudited)                     December 31,
                                          ----------------------------------------------------------------
                                                    1999            1998            1998            1997
                                          ----------------------------------------------------------------

Cash flows from operating activities:
     Net (loss) income                       $    (456,547)     $  (51,493)    $  (213,348)   $  (1,097,224)
     Adjustments to reconcile net income
       (loss) to net cash provided by
       (used in) operating activities:
         Depreciation                                1,903           4,508           3,523             149
         Stock issued for services                 220,000               -               -               -
         Stock based compensation                  127,803               -               -               -
         (Increase) decrease in:
              Receivables                          (40,879)        (88,287)       (228,645)        124,196
              Inventories                          183,095          81,295          (7,238)        101,116
              Prepaid expenses                     (24,664)         18,915          90,634          27,671
              Other                                      -         (27,544)              -               -
         Increase (decrease) in:
              Accounts payable                     (20,235)         (5,095)        110,865        (443,845)
              Accrued expenses                      69,868         237,861        (136,098)        123,721
              Related party payable                (16,127)       (352,256)       (229,996)      1,169,320
                                             --------------     -----------     -----------    ------------

                  Net cash provided by
                  (used in) operating
                  activities                        44,217        (182,096)       (610,303)          5,104
                                             -------------      -----------     -----------    ------------

Cash flows from investing activities-
     purchase of property and equipment                  -               -          (3,643)         (5,859)
                                             -------------      ----------      -----------    ------------


Cash flows from financing activities:
     Proceeds from note payable                          -          97,910               -               -
     Issuance of common stock                       55,000         636,000         636,000               -
                                             -------------      ----------      ----------     -----------

                  Net cash provided by
                  financing activities              55,000         733,910         636,000               -
                                             -------------      ----------      ----------     -----------

Effect of exchange rate changes on cash             (9,526)         42,539          61,235          18,780
                                             -------------      ----------      ----------    ------------

Net increase in cash                                89,691         594,353          83,289          18,025

Cash, beginning of period                          129,754          28,440          46,465          28,440
                                             -------------      ----------      ----------    ------------

Cash, end of period                       $        219,445    $    622,793     $   129,754     $    46,465
                                          ----------------    ------------     -----------     ------------

--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.
                                                                             F-6

                                                                   NOVAMED, INC.
                                     Notes to Consolidated Financial Statements

                                                      December 31, 1998 and 1997
--------------------------------------------------------------------------------


1.   Organization and Presentation

On June 29, 1998, NovaMed, Inc. (formerly Conceptual Technologies, Inc.) (Conceptual) closed a Stock Purchase and Sale agreement with International Medical Products, Inc. (formerly NovaMed Medical Products Incorporated) (IMP) whereby Conceptual purchased all of the issued and outstanding common stock of IMP's wholly owned subsidiaries, consisting of NovaMed Medical Products Manufacturing, Inc., NovaMed Medical Supplies Corporation and Novamedical Products GmbH (the Subsidiaries) (the Company) in exchange for 6,301,553 common shares of Conceptual, and the commitment to complete a private placement of its common stock which occurred prior to December 31, 1998. The Company is engaged primarily in the development, manufacture and sale of mammary prostheses products. The flagship product is NOVAGOLD, a pre-filled hydrogel textured single lumen breast implant that utilizes a unique water based filling material that is designed to be biocompatible, and has been approved for sale in Europe under the CE Mark regulatory process since February 1996.

The consolidated financial statements at December 31, 1998 and 1997 assumes the acquisition of Conceptual by the Subsidiaries, occurred January 1, 1997. Because the shares issued in the acquisition of the Subsidiaries represent control of the total shares prior to the private placement of Conceptual's common stock issued and outstanding immediately following the acquisition, the Subsidiaries are deemed for financial reporting purposes to have acquired Conceptual in a reverse acquisition. The business combination has been accounted for as a recapitalization of Conceptual giving effect to the acquisition of 100% of the outstanding common shares of the Subsidiaries. The surviving entity reflects the assets and liabilities of Conceptual and the Subsidiaries at their historical book value and the historical operations of the Company are those of the Subsidiaries. The issued common stock is that of Conceptual and the accumulated deficit is that of the Subsidiaries. The statement of operations is that of the Subsidiaries for the two years ending December 31, 1998 and that of Conceptual from June 29, 1998 (date of acquisition) through December 31, 1998. Separate breakout of operations for Conceptual have not been presented as the amounts not related to the Subsidiaries is immaterial.

--------------------------------------------------------------------------------

                                                                   NOVAMED, INC.
                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------


2.   Significant Accounting Policies

Going Concern
At December 31, 1998 the Company had, an accumulated deficit of $3,436,092 and has incurred losses since inception. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


The Company's ability to continue as a going concern is subject to the attainment of profitable operations and/or obtaining necessary funding from outside sources. The Company plans to increase sales from obtaining U.S. Food and Drug Administration (FDA) clearance for the sale of its products in the United States. The Company is also currently seeking additional capital through both private and public sources.

However, there can be no assurance they will be successful.


Principles of Consolidation
The consolidated  financial  statements include the accounts of the Company, and
its  wholly-owned  subsidiaries.   All  significant  intercompany  balances  and
transactions have been eliminated.


Cash Equivalents
For purposes of the statement of cash flows, cash includes all cash and investments with original maturities to the Company of three months or less.


Inventories
Inventories are recorded at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) method.


Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Depreciation and amortization on property and equipment is determined using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in operations.


--------------------------------------------------------------------------------

                                           NOVAMED MEDICAL PRODUCTS INCORPORATED
                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------


2.   Significant Accounting Policies Continued

Income Taxes
Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting.

Foreign Currency Translation
Revenues and expenses denominated in foreign currencies are translated at average monthly exchange rates during the year. Assets and liabilities are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustment is a component of shareholders' deficit.


Revenue Recognition
Revenue is recognized upon shipment of product.


Loss Per Common and Common Equivalent Share The computation of basic earning per common share is based on the weighted average number of shares outstanding during each year.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year.


Concentration of Credit Risk
Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.


The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.


--------------------------------------------------------------------------------

                                           NOVAMED MEDICAL PRODUCTS INCORPORATED
                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------



2.   Significant Accounting Policies Continued

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Unaudited Information
In the opinion of management, the accompanying unaudited financial statements for the six month periods ended June 30, 1999 and 1998 contain all adjustments (consisting only of normal recurring items) necessary to present fairly the results of operations and cash flows of the Company for the six month period ended June 30, 1999 and 1998.


3.   Detail of Certain Balance Sheet Accounts

                                                         December 31
                                         -----------------------------------
                                                     1998             1997
                                         -----------------------------------
Receivables:
     Trade receivables                   $          225,880$         102,181
     Other receivables                              104,946                -
                                         -----------------------------------

                                         $          330,826$         102,181
                                         -----------------------------------


Inventories:
     Finished goods                      $          420,201$         366,545
     Work-in-process                                 16,849           96,494
     Raw materials                                   46,250           13,023
                                         -----------------------------------

                                         $          483,300$         476,062
                                         -----------------------------------




--------------------------------------------------------------------------------

                                           NOVAMED MEDICAL PRODUCTS INCORPORATED
                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------


4.   Property and Equipment

                                                             December 31
                                            ------------------------------------
                                                         1998              1997
                                            ------------------------------------

Property and equipment consist of the following:

     Equipment and fixtures                 $           50,673$          47,030

     Less accumulated depreciation                     (14,597)         (11,074)
                                            ------------------------------------

                                            $           36,076$          35,956
                                            ------------------------------------



 5.  Related Party Transactions

The Company leases one of its facilities from a shareholder. The lease requires monthly payments of approximately $8,000 per month. Rent expense for the periods ended December 31, 1998 and 1997 was approximately $96,000 each year. Amounts due under this lease agreement at December 31, 1998 and 1997 was approximately $179,400 and $259,350, respectively.




At December 31, 1997, the Company owed International Medical Products, Inc. (see
Note 1) approximately $3,220,000 related to cash advances made to facilitate operations. On June 29, 1998, the amounts owed to IMP (totaling $3,070,221) were contributed to the Company as additional capital.


--------------------------------------------------------------------------------

                                           NOVAMED MEDICAL PRODUCTS INCORPORATED
                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------


6.   Income Taxes

The provision for income taxes is different than amounts which would be provided by applying the statutory federal income tax rate to loss before the provision for income taxes for the following reasons:


                                                      Years Ended
                                                     December 31,
                                        -----------------------------------
                                                 1998             1997
                                        -----------------------------------

Federal income tax benefit at
  statutory rate                        $       73,000        $   373,000
Change in valuation allowance                  (73,000)          (373,000)
                                        -----------------------------------

                                        $           -         $       -
                                        -----------------------------------



At December 31, 1998, the Company has a net operating loss carryforward available to offset future taxable income of approximately $2,200,000, which beings to expire in 2010. The amount of net operating loss carryforward that can be used in any one year will be limited by the applicable tax laws which are in effect at the time such carryforward can be utilized. The change in ownership of the Company may reduce the amount of loss allowable.


Deferred tax assets (liabilities) are comprised of the following:


                                                       December 31
                                        -----------------------------------
                                                  1998             1997
                                        -----------------------------------

Net operating loss carryforward         $          748,000     $   675,000

Valuation allowance                               (748,000)        (675,000)
                                        -----------------------------------
                                        $          -           $      -
                                        -----------------------------------



--------------------------------------------------------------------------------

                                           NOVAMED MEDICAL PRODUCTS INCORPORATED
                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------



7.   Supplemental Cash Flow Information

During the year ended December 31, 1998, a note payable of $3,070,077 was contributed to capital (see note 5).



                                                    Years Ended
                                                    December 31
                                        -----------------------------------
                                               1998             1997
                                        -----------------------------------

Interest                                $        -         $            378
                                        -----------------------------------

Income taxes                            $        -         $             -
                                        -----------------------------------



8.   Earnings Per Share

Financial accounting standards requires companies to present basic earnings per share (EPS) and diluted earnings per share along with additional informational disclosures. Information related to earnings per share is as follows:


Earnings per share information is as follows:


                                                    Years Ended
                                                    December 31
                                        -----------------------------------
                                               1998             1997
                                        -----------------------------------

Net loss available to common
  stockholders                          $         (213,348)   $  (1,097,224)
                                        -----------------------------------

Average equivalent shares
  (basic and diluted)                            9,874,000        6,302,000
                                        -----------------------------------

Net loss per share
  (basic and diluted)                   $             (.02)   $        (.17)
                                        -----------------------------------



9.   Stock Split
As part of the reverse acquisition described under note 1, Conceptual had a reverse stock split exchange of one share received for every fourteen shares owned.


The financial statements have been adjusted to reflect the stock split as if it had occurred January 1, 1997.

--------------------------------------------------------------------------------

                                           NOVAMED MEDICAL PRODUCTS INCORPORATED
                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------


10.  Commitments and Contingencies

The Company may become or is subject to investigations, claims or lawsuits ensuing out of the conduct of its business, including those related to product safety and health, product liability, commercial transactions, etc. The Company is currently not aware of any such items which it believes could have a material adverse effect on its financial position.


11.  Fair Value of Financial Instruments

All financial instruments are held for purposes other than trading. The Company estimates that the fair value of all financial instruments at December 31, 1998, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.


12.  Sales

Substantially all sales by the Company were made in Europe for the years ending December 31, 1998 and 1997.

--------------------------------------------------------------------------------

                                    PART III

ITEM 1.           EXHIBITS

(A) EXHIBITS. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 36 of this form 10-SB under "Item 2. Description of Exhibits."

                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 26th day of November 1999.

                                  NovaMed, Inc.

                                  /s/ Ruairidh Campbell
                                  Name: Ruairidh Campbell
                                  Title: President, CEO and Director

         In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                           Title                          Date


   /s/ Ruairidh Campbell
Ruairidh Campbell           President/CEO and Director        26 November 1999




   /s/ Dr. Aydin Dogan
Dr. Aydin Dogan             Vice President and Director       26 November 1999




   /s/ Dr. Howard Bellin
Dr. Howard Bellin           Director                          26 November 1999




   /s/ Dr. Franz Schain
Dr. Franz Schain            Director                          26 November 1999

                        ITEM 2. DESCRIPTION OF EXHIBITS.

INDEX TO EXHIBITS

Exhibit
No.       Page No.                   Description

2(i)      37      Articles of  Incorporation  of the Company  formerly  known as
                  Conceptual  Technologies,  Inc.,  a Nevada  corporation  dated
                  November 26, 1996.

2(ii)     41      Certificate of Amendment of the Articles of  Incorporation  of
                  the Company filed on August 29, 1997 effecting the 1-for-14 reverse split and rounding each fractional share to one whole share.

2(iii)    43      Certificate of Amendment of  the Articles of Incorporation  of
                  the Company changing the name from Conceptual Technologies, Inc. to NovaMed, Inc.

2(iv)     45      By-laws of the Company adopted on November 12, 1996.


Material Contracts


6(i)      51      Stock  Purchase and  Sale Agreement  between  Conceptual Tech-
                  nologies,  Inc.  and NovaMed   Medical  Products,  Inc.  dated
                  February 25, 1998, pursuant to which the Company acquired all of its current operations

6(ii)     62      Letter   Agreement-Strategic  Alliance between the Company and
                  Inamed,  Inc.  dated  March 25,   1999 for  the  sale  of  the
                  Company's NOVAGOLD implant internationally and the sale of the NOVASALINE pre-filled implants.

6(iii)    67      Second  Amendment to the Lease Agreement  between the  Company and Michelle Realty Company dated October 8, 1998 for the lease of the Company's office and manufacturing facilities in Minnesota.

6(iv)     68      The Company's Stock Option Plan dated March 19,1999, reserving a maximum of 500,000 shares of common stock to provide incentives to officer, and key employees.

6(v)      79      Stock  Option  Agreement   between  the  Company  and Ruiaridh
                  Campbell dated March 19, 1999, granting him an option to purchase up to 55,000 shares of commo stock of the Company for $1.30 per share.

6(vi)     86      Stock  Option  Agreement  between  the Company and  Dr. Howard
                  Bellin dated March 19,1999, granting him an option to purchase up to 35,000 shares of common stock of the Company for $1.30 per share.

6(vii)    93      Correspondence between the Company and IKB  Deutche Industrie-
                  bank dated June 10, 1999 discussing various terms of the loan to establish a production plant in Duisburg.

27        95      Financial Data Schedule "CE"